Exhibit 1

Gentium Receives Positive Opinion From EMA's COMP for Defibrotide for the Prevention of GvHD

VILLA GUARDIA, Italy, Oct. 10, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") announced today that the European Medicines Agency's Committee for Orphan Medicinal Products ("COMP") has issued a positive opinion on the Company's application for orphan medicinal product status for Defibrotide for the prevention of Graft versus Host Disease ("GvHD"). The positive opinion of the COMP has now been forwarded to the EU commission for final approval and publication in the EU community register.

Orphan drug status is granted to products that can be used in the diagnosis, treatment or prevention of life-threatening diseases with an incidence of no more than 5 in 10.000 in the European Union. In order to receive Orphan status, there must also be either no satisfactory method of diagnosis, prevention or treatment of the authorized condition, or if such a method exists, the medicine must potentially be of a significant benefit to those affected by the condition. Orphan status confers 10 years of marketing exclusivity in all EU member countries following approval and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, access to the centralized review process covering all member countries and a reduction or elimination of registration and marketing authorization fees.

Dr. Khalid Islam, Gentium's Chairman and Chief Executive Officer said, "Graft versus Host Disease is one of the most important and potentially fatal complications of hematopoietic stem cell transplantation ("HSCT") that afflicts up to 50% of all donor transplant patients. We are pleased to have received a positive opinion for this second indication from the COMP for orphan drug status in Europe. Based on its differentiated and novel mechanism of action when compared with currently used drugs and the encouraging clinical results obtained in prevention of GvHD (Corbacioglu et al., Lancet 2012) we believe that Defibrotide will address a significant unmet medical need for this potentially life-threatening disease. We look forward to planning and initiating additional studies to explore the full potential of Defibrotide in this indication."

About GvHD

Graft versus Host Disease (GvHD) is one of the most important and potentially fatal complication of hematopoietic stem cell transplantation (HCT). GvHD is seen most often in cases where the blood marrow donor is unrelated to the patient or when the donor is related to the patient but not a perfect match. It can occur in 30-50% of patients transplanted with either an HLA-matched sibling donor or matched unrelated donor.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA) and Orphan Medicinal Product Designation by the European Medicines Agency, both to treat and to prevent VOD, as well as Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This release contains "forward-looking statements" that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP Finance, COO/CFO
         scalabrese@gentium.it

         or

         The Trout Group
         Chelsea Wheeler +1 646 378 2941
         cwheeler@troutgroup.com